MARK F. RADOM
60 East 42nd Street, Suite 1812
New York, NY 10165
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

RECEIVED

2007 JUN 27 A 5:23

ICE OF INTERNATIONAL CORPORATE FINANCE

June 11, 2007

07024773

SUPPL

BY POST
Paul Dudek
Office of International Corporate Finan
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Roche Bay plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Ladies and Gentleman:

I am acting as United States counsel to Roche Bay plc (the *"Company"*), a company that has been ~~granted an~~ exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-34988. In furtherance of such exemption, I hereby enclose a copy of the Company's latest press release entitled "Roche Bay plc Announces Joint Venture with Advanced Explorations Inc.". The Company issued this press release on June 7, 2007.

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

Mark Radom

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

RocheBay PLC

RECEIVED

Massive Resource, Exceptional Location

2007 JUN 27 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE



ROCHE BAY PLC ANNOUNCES JOINT VENTURE WITH ADVANCED EXPLORATIONS INC

Gibraltar, 7 June, 2007

Roche Bay plc (US OTC: RCHBF) is pleased to announce the formation of a joint venture with Advanced Explorations Inc (TSX: AXI) of Toronto to develop part of Roche Bay's extensive iron ore deposits in northeastern Canada.

Full details of development plans for the joint venture are available in a separate release issued today by Advanced Explorations. As part of the agreement, Advanced Explorations becomes the operator of the project and, as a consequence, Roche Bay has become a holding company of iron ore assets rather than an operating mining exploration company.

Roche Bay is also announcing a dividend to be issued to shareholders of record on 4th June 2007. This dividend will grant one Advanced Explorations Inc share purchase right for every two shares of Roche Bay plc held. Due to a four month hold of the rights by Roche Bay the dividend issue date will be Monday 8th October to the shareholders. The rights that are being distributed enable Roche Bay shareholders to purchase Advanced Explorations Inc shares for up to three years from 4th June at Canadian $0.35 per share.

At the Company's Annual General Meeting on 26th June, Roche Bay shareholders will be asked to decide whether shareholders resident in the United States will be given the option to receive the dividend share rights either as fully-paid shares or as a cash equivalent, so that Roche Bay plc does not conduct a US offering of Advanced Explorations share rights.

This dividend represents the first step in providing market value to Roche Bay shareholders for their stake in Roche Bay.

Enquiries:
Timothy Grey
The Millbrook Partnership
London
+44 (0)20 7520 9455

ABOUT ROCHE BAY PLC

Roche Bay (US OTC: RCHBF) is a mineral assets holding company with a large iron ore resource base in northeast Canada consisting of two groups of ore bodies: the Eastern which is the current focus, and the Western which will support an inter-generational life of mine. The Company is domiciled in Gibraltar. Its ultimate majority shareholder is Borealis Exploration Limited (US OTC: BOREF). Please see the Company website at www.rochebay.com for more details.

ABOUT ADVANCED EXPLORATIONS INC.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the TSX board of the Toronto Stock Exchange under the symbol AXI.

This information is provided by RNS

•	The company news service from the London Stock Exchange END

Forward-Looking Statement may be found at http://www.rochebay.gi/fwdlook.shtml

END